UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Kelso Technologies Inc.

Name of Issuer

Common Shares

(Title of Class of Securities)

48826D201

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Cadinha & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,861,680 shares

	6.	SHARED VOTING POWER	None

	7.	SOLE DISPOSITIVE POWER	1,861,680 shares

	8.	SHARED DISPOSITIVE POWER	None

	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,861,680 shares
1,861,680 shares which consist of (i) 1,111,180 shares held by Cadinha & Co., LLC (“Cadinha); (ii) 728,000 shares held by Harlan J. Cadinha; (iii) 20,000 shares held by Robyn Macy; and (iv) 2,500 shares held by Michael Morse, all of which Cadinha may be deemed to beneficially own by virtue of the fact that Harlan J. Cadinha is the Chairman and Chief Investment Strategist of Cadinha; Robyn Macy is a Vice President of Cadinha; and Michael Morse is Manager of Sales and Operations of Cadinha .

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.0%

12.	TYPE OF REPORTING PERSON	IA

*Based on 46,411,752 Shares outstanding as of September 30, 2016, as reported in the Issuer’s Interim Financial Statements and Management Discussion and Analysis filed with the Securities and Exchange Commission for September 30, 2016.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Harlan J. Cadinha

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	728,000 shares

	6.	SHARED VOTING POWER	None

	7.	SOLE DISPOSITIVE POWER	728,000 shares

	8.	SHARED DISPOSITIVE POWER	None

	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	728,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	1.6%

12.	TYPE OF REPORTING PERSON	HC

*Based on 46,411,752 Shares outstanding as of September 30, 2016, as reported in the Issuer’s Interim Financial Statements and Management Discussion and Analysis filed with the Securities and Exchange Commission for September 30, 2016.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Robyn Macy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	20,000 shares

	6.	SHARED VOTING POWER	None

	7.	SOLE DISPOSITIVE POWER	20,0000 shares

	8.	SHARED DISPOSITIVE POWER	None

	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,000 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%

12.	TYPE OF REPORTING PERSON	IN

*Based on 46,411,752 Shares outstanding as of September 30, 2016, as reported in the Issuer’s Interim Financial Statements and Management Discussion and Analysis filed with the Securities and Exchange Commission for September 30, 2016.

.

1.	NAME OF REPORTING PERSON
I.R.S. Identification Nos. of above persons (entities only).

Michael Morse

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	2,500 shares

	6.	SHARED VOTING POWER	None

	7.	SOLE DISPOSITIVE POWER	2,500 shares

	8.	SHARED DISPOSITIVE POWER	None

	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,500 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%

12.	TYPE OF REPORTING PERSON	IN

*Based on 46,411,752 Shares outstanding as of September 30, 2016, as reported in the Issuer’s Interim Financial Statements and Management Discussion and Analysis filed with the Securities and Exchange Commission for September 30, 2016.

Item 1 Name of Issuer

(a).

The name of the issuer to which this filing on Schedule 13G relates is Kelso Technologies Inc. (the “Company”).

Item 1 Address of Issuer’s Principal Executive Offices

(b).

The principal executive offices of the Company are located at 13966 - 18B Avenue, Suite 900, Surrey, BC V4A 8J1 Canada.

Item 2 Name of Person Filing

(a).

This statement is being filed jointly by the following (each, a “Reporting Person,” and collectively, the “Reporting Persons”): Cadinha & Co. LLC (“Cadinha”), a Delaware limited liability company, Mr. Harlan J. Cadinha, Ms. Robyn Macy and Mr. Michael Morse, all individuals who are residents of the United States.

Cadinha is a registered investment adviser. Mr. Harlan J. Cadinha serves as Chairman and Chief Investment Strategist of Cadinha. Ms. Robyn Macy is a Vice President of Cadinha. Mr. Michael Morse serves as a Manager of Sales and Operations of Cadinha.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting persons are a group, or have agreed to act as a group.

Item 2 Address or Principal Business Office or, if none, Residence:

(b).

900 Fort Street Mall, Ste. 1450

Honolulu, HI 96813

Item 2 Citizenship

(c).

Cadinha & Co., LLC is organized under the laws of Delaware; All individuals are citizens of the United States.

Item 2 Title of Class of Securities

(d).

The class of equity securities of the Company to which this filing of Schedule 13G relates is Common Shares (“Common Shares”).

Item 2 CUSIP NUMBER

(e).

The CUSIP number of the Company’s Common Shares is 48826D201

Item 3 If this statement is filed pursuant to §§ 240.13d-19(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer under section 15 of the Act (15 U.S.C. 78o)
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c)
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference. Cadinha is a registered investment adviser. Mr. Harlan J. Cadinha serves as Chairman and Chief Investment Strategist of Cadinha. Ms. Robyn Macy is a Vice President of Cadinha. Mr. Michael Morse serves as Manager of Sales and Operations of Cadinha.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

CADINHA & CO., LLC

By:	/s/ Harlan J. Cadinha
Name: Harlan J. Cadinha
Title: Chairman and Chief Investment Strategist

HARLAN J. CADINHA

By:	/s/ Harlan J. Cadinha
Name: Harlan J. Cadinha

ROBYN MACY

By:	/s/ Robyn Macy
Name: Robyn Macy

MICHAEL MORSE

By:	/s/ Michael Morse
Name: Michael Morse

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Kelso Technologies Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2017.

CADINHA & CO., LLC

By:	/s/ Harlan J. Cadinha
Name: Harlan J. Cadinha
Title: Chairman and CEO

HARLAN J. CADINHA

By:	/s/ Harlan J. Cadinha
Name: Harlan J. Cadinha

ROBYN MACY

By:	/s/ Robyn Macy
Name: Robyn Macy

MICHAEL MORSE

By:	/s/ Michael Morse
Name: Michael Morse